INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

August 14, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust File No. 333-122901
on behalf of Liberty Street Horizon Fund (the “Registrant”)

Below is a summary of the comments provided by Mr. John Ganley on June 10, 2009, for the Liberty Street Horizon Fund, a series of Investment Managers Series Trust.  All of the comments have been updated or explained below and are reflected in the Post-Effective Amendment Number 67 filed concurrently with this correspondence.

Prospectus

Page 3 – Principal Investment Strategies

1.	The Sub-Advisor’s Process, 4th paragraph, 3rd line in parenthesis: Explain in plain English what “periodic quotational loss” is.

RESPONSE: The phrase “periodic quotational loss” has been deleted in the Prospectus.

Page 12 – Fees and Expenses

2.	Footnote (5). Consider deleting Footnote (5).

RESPONSE:  Footnote (5) is deleted.

3.	Footnote (6). Consider revising footnote (6) to say “Other expenses are estimated for the current fiscal year”.

RESPONSE: Change updated.

Page 14 – Expense Example Table

4.	Delete five-year and ten-year columns.

RESPONSE: Column 5 and 10 years have been deleted.

Page 32 – Financial Highlights

5.	Update table with April 30, 2009 fiscal year-end figures.

RESPONSE: April 30, 2009 figures have been added to the Financial Highlights.

The Registrant acknowledges that this Prospectus is not going to be used to sell the Fund until the merger consummated.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-2109.  Thank you.

Sincerely,

/s/SARDJONO KADIMAN

Sardjono Kadiman
Investment Managers Series Trust
Assistant Treasurer
626-914-2109